FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into Teva’s effective Registration Statement on Form F-3 (File Nos. 333-201984 and 201984-09), under the Securities Act of 1933, as amended.

On July 21, 2016, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through Teva Pharmaceutical Finance Netherlands III B.V. (“Teva Finance”), its special purpose finance subsidiary, the offering of an aggregate of $15 billion of debt securities comprised of:

(i)	$1,500,000,000 in aggregate principal amount of 1.400% Senior Notes due July 20, 2018 (the “2018 Notes”);

(i)	$2,000,000,000 in aggregate principal amount of 1.700% Senior Notes due July 19, 2019 (the “2019 Notes”);

(iii)	$3,000,000,000 in aggregate principal amount of 2.200% Senior Notes due July 21, 2021 (the “2021 Notes”);

(iv)	$3,000,000,000 in aggregate principal amount of 2.800% Senior Notes due July 21, 2023 (the “2023 Notes”);

(v)	$3,500,000,000 in aggregate principal amount of 3.150% Senior Notes due October 1, 2026 (the “2026 Notes”); and

(vi)	$2,000,000,000 in aggregate principal amount of 4.100% Senior Notes due October 1, 2046 (the “2046 Notes”, and, collectively with the 2018 Notes, the 2019 Notes, the 2021 Notes, the 2023 Notes and the 2026 Notes, the “Notes”).

All of the Notes were guaranteed by Teva.

The following table shows the underwriting discounts and commissions paid to the underwriters in connection with this offering. The underwriting discounts and commissions are equal to 0.225% of the principal amount of the 2018 Notes, 0.250% of the principal amount of the 2019 Notes, 0.350% of the principal amount of the 2021 Notes, 0.400% of the principal amount of the 2023 Notes, 0.450% of the principal amount of the 2026 Notes and 0.875% of the principal amount of the 2046 Notes.

	Per Note	Total
2018 notes	0.225%	$3,375,000
2019 notes	0.250%	5,000,000
2021 notes	0.350%	10,500,000
2023 notes	0.400%	12,000,000
2026 notes	0.450%	15,750,000
2046 notes	0.875%	17,500,000

Total	0.428%	$64,125,000

All of the Notes were offered pursuant to Teva’s effective Registration Statement on Form F-3 (File Nos. 333-201984 and 333-201984-09), under the Securities Act of 1933, as amended. This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into such Registration Statement.

The Underwriting Agreement, dated July 18, 2016, by and among Teva, Teva Finance and Barclays Capital Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc., as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the Notes is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

The Notes were issued pursuant to a Senior Indenture, dated as of July 21, 2016 (the “Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated as of July 21, 2016 (the “First Supplemental Indenture”), by and among Teva Finance, Teva and The Bank of New York Mellon, as trustee. The Base Indenture is attached hereto as Exhibit 4.1, and is incorporated herein by reference. The First Supplemental Indenture, together with the forms of the Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky Stern Marciano Cohen Levitski & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of Van Doorne N.V. as to matters of Dutch law is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

Date: July 21, 2016

EXHIBITS

1.1	Underwriting Agreement, dated July 18, 2016, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Netherlands III B.V. and Barclays Capital Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc., as representatives of the several underwriters named on Schedule I thereto.

4.1	Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.2	First Supplemental Senior Indenture, dated as of July 21, 2016, by and among Teva Pharmaceutical Finance Netherlands III B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the form of the Notes).

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of Van Doorne N.V.

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of Van Doorne N.V. (included in Exhibit 5.3 hereto).